Exhibit 17.1

4

Date: November 2, 2009

To: David R. Smith, Chairman of the Board

From: Kamal Sarbadhikari

Subject: Resignation

Dear David,

Due to personal and health reasons, I am resigning as the President, CEO of SensiVida Medical Technologies. Given my health concerns, the all-consuming time pressures and the round-the-clock attendance to the duties of my position, it is not possible for me to continue. In the interest of my health and welfare – and for the sake of the shareholders – it is best that I resign. Please accept my resignation effective December 31, 2009. I am not planning to take any other job, nor starting any other company – I plan to retire to attend to personal matters.

In the interim, I will do my best to work through an orderly transition and identify any open issues and help resolve them. I pledge to help in defining a roadmap for the successor and work with the Board designated successor to make SensiVida a success story. Beyond December 31, 2009, circumstances permitting, I am willing to help the company and provide advice and counsel on specific matters as the need arises.

In closing, I wish SensiVida all the best in the future. We have great technology, great people and, I believe, we have made enormous progress to date. I want to thank you and the rest of the team for working so hard to achieve so much.

I wish nothing but the best for SensiVida in the future.

Sincerely,

/s/ Kamal Sarbadhikari

Kamal Sarbadhikari